FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended April, 2021

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.
Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
    This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein and in the registration statement on Form F-4 (Registration No. 333-254891) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

    As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

    ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2021 we had approximately 16,070 employees, in 89 locations in 43 countries. During the three months ended March 31, 2021, we derived approximately 41.1%, 49.9% and 9.0% of our revenue in the United States, Europe and Rest of World respectively.

    We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

PRA Health Sciences Inc - Merger Agreement

On February 24, 2021, ICON plc announced it has entered into a Merger Agreement to acquire PRA Health Sciences, Inc. (‘PRA’) in a cash and stock transaction valued at approximately $12 billion. The per share merger consideration consists of $80 in cash and 0.4125 shares of ICON stock. The boards of directors of both companies have approved the acquisition. Subject to receipt of regulatory clearances and approval by shareholders of both companies, the acquisition is expected to close in July 2021, and upon completion, ICON shareholders will own approximately 66% of the combined company and PRA shareholders will own approximately 34% of the combined company.

In conjunction with the execution of the Merger Agreement, ICON entered into a commitment letter with Citigroup Global Markets Inc. (“Citi”), and certain other financial institutions (together with Citi, referred to as the "debt financing sources"), pursuant to which such debt financing sources have committed, on a several basis and subject to customary closing conditions, to provide to ICON a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million to finance ICON’s obligations in respect of the transactions contemplated by the Merger Agreement. The effectiveness of such credit facilities is subject to the occurrence of customary closing conditions, including the consummation of the Merger.

The completion of the Merger is subject to the receipt of antitrust clearance in the United States, Austria, Germany and Russia, and to approval of foreign direct investment in each of Austria, France, Germany, Italy and New Zealand. On April 12, 2021, the German Federal Cartel Office (Bundeskartellamt) (the “FCO”) provided antitrust clearance for the Merger. On April 14, 2021, the applicable waiting period expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In addition, antitrust clearance was received in Austria on April 17, 2021, and foreign direct investment approval was received in New Zealand on April 19, 2021, and in Germany and Italy on April 22, 2021.

The completion of the Merger remains subject to other customary closing conditions, including the adoption of the Merger Agreement by PRA’s stockholders and the approval by ICON’s shareholders of the issuance of ICON ordinary shares in the Merger.

The results in this Form 6-K do not reflect any of the acquisition accounting entries required on consummation of the merger and ICON/PRA continue to present their standalone results separately. The results shown below include, to the extent incurred, ICON's merger related costs for the three month period ended March 31, 2021.

Assessment of COVID-19 impact on the business

    In the period since December 31, 2020, the Company has continued to experience a return to positive growth in revenue and net income as a result of the ongoing recovery from the global COVID-19 pandemic. At this point in time, there still remains some degree of uncertainty relating to the long-term effect of COVID-19 on our business and when it will be possible for business activity to return to normal operating levels. Although the impact of the global COVID-19 pandemic is reducing, we continue to experience restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or service providers to travel, and our ability to travel, as a result of the outbreak.

ICON has continued to successfully mobilize its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimize infection. In addition, the Company is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.

Revenue for the three months ended March 31, 2021 increased by $143.1 million, or 20.0%, to $858.2 million, compared to $715.1 million for the three months ended March 31, 2020. Revenue increased by 17.9% in constant currency and increased by 17.8% in constant dollar organic terms. The increase in revenues in the three months ended March 31, 2021 is due to the continued recovery from the impact the COVID-19 global pandemic had on operations and the additional clinical trials commenced in direct response to COVID-19 over the last twelve months.

Debt re-financing

On December 8, 2020, the Company issued new senior notes, '2020 Senior Notes' for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate is adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with ASC 815 'Derivatives and Hedging'. The realized loss related to this derivative was recorded within other comprehensive income and amortized over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes is fixed at 2.41%.

In connection with the Merger Agreement to acquire PRA, the Company will be required to repay the 2020 Senior Notes prior to the draw down of funding to acquire PRA. As described above, the funding to replace the 2020 Senior Notes and acquire PRA will consist of a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million. The 2020 Senior Notes will continue to be presented as non-current until the occurrence of any contractual event which alters this arrangement.

Share repurchase program

    On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. During the year ended December 31, 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million. During the three months ended March 31, 2021, no ordinary shares were redeemed by the Company under this buyback program.

    All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

New accounting pronouncements

Recently adopted accounting standards

In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the amendments in this ASU on a prospective basis, except where the required method of adoption is retrospective or modified retrospective. ASU 2019-12 is effective for the Company for fiscal years commencing on or after December 15, 2020. The adoption of this ASU did not have a significant impact on the financial statements.

In January 2020, the FASB issued ASU 2020-01, 'Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)'. ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be remeasured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied on a prospective basis. The adoption of this ASU did not have a significant impact on the financial statements.

In August 2020, the FASB issues ASU 2020-06 ‘Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity’ which removes the separation models in ASC 470 ‘Debt’ for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. The ASU also removes from ASC 815 ‘Derivatives and Hedge Accounting’ certain conditions for equity classification for contracts on an entity’s own equity. The adoption of this ASU did not have a significant impact on the financial statements.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2021 AND DECEMBER 31, 2020

	(Unaudited)	(Audited)
	March 31, 2021	December 31, 2020
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$942,455	$840,305
Available for sale investments	1,729	1,729
Accounts receivable, net of allowance for credit losses	659,710	715,271
Unbilled revenue	416,352	428,684
Other receivables	31,552	35,394
Prepayments and other current assets	87,273	53,477
Income taxes receivable	29,996	28,118
Total current assets	2,169,067	2,102,978

Other Assets:
Property, plant and equipment, net	165,582	174,343
Goodwill	927,738	936,257
Operating right-of-use assets	74,801	84,561
Other non-current assets	21,309	20,773
Non-current income taxes receivable	12,055	17,230
Non-current deferred tax asset	12,552	12,705
Equity method investments	4,260	4,534
Investments in equity-long term	18,614	15,765
Intangible assets	60,598	66,460
Total Assets	$3,466,576	$3,435,606
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$48,103	$51,113
Unearned revenue	610,477	660,883
Other liabilities	404,988	399,769
Income taxes payable	16,666	12,178
Current bank credit lines and loan facilities	—	—
Total current liabilities	1,080,234	1,123,943
Other Liabilities:
Non-current bank credit lines and loan facilities	348,592	348,477
Non-current operating lease liabilities	52,182	60,801
Non-current other liabilities	26,279	26,366
Non-current government grants	795	838
Non-current income taxes payable	14,466	14,539
Non-current deferred tax liability	9,857	10,406
Commitments and contingencies	—	—
Total Liabilities	1,532,405	1,585,370

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
52,858,190 shares issued and outstanding at March 31, 2021 and
52,788,093 shares issued and outstanding at December 31, 2020	4,585	4,580
Additional paid-in capital	623,409	617,104
Other undenominated capital	1,134	1,134
Accumulated other comprehensive income	(54,974)	(35,477)
Retained earnings	1,360,017	1,262,895
Total Shareholders' Equity	1,934,171	1,850,236
Total Liabilities and Shareholders' Equity	$3,466,576	$3,435,606
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND MARCH 31, 2020
(UNAUDITED)

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands except share and per share data)

Revenue	$858,198	$715,102

Costs and expenses:
Direct costs	626,244	505,293
Selling, general and administrative expense	98,535	87,196
Depreciation and amortization	17,405	16,322

Total costs and expenses	742,184	608,811

Income from operations	116,014	106,291
Interest income	257	1,809
Interest expense	(2,727)	(3,181)

Income before provision for income taxes	113,544	104,919
Provision for income taxes	(16,148)	(12,590)

Income before share of earnings from equity method investments	97,396	92,329
Share of equity method investments	(274)	—

Net income	97,122	92,329
Net income attributable to noncontrolling interest	—	(633)
Net income attributable to the Group	$97,122	$91,696

Net income per Ordinary Share attributable to the Group (note 11):

Basic	$1.84	$1.63
Diluted	$1.82	$1.62

Weighted average number of Ordinary Shares outstanding:

Basic	52,811,460	53,348,355

Diluted	53,310,453	53,905,022

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND MARCH 31, 2020 (UNAUDITED)

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Cash flows from operating activities:
Net income	$97,122	$92,329
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment	(5)	37
Depreciation expense	12,722	11,413
Reduction in carrying value of operating right-of-use assets	7,115	7,328
Amortization of intangibles	4,683	4,909
Amortization of government grants	(12)	(11)
Interest on non-current operating lease liability	463	493
Realized gain on sale of short term investments	—	(232)
(Gain)/loss on re-measurement of financial assets	(2,250)	200
Loss on equity method investments	274	—
Stock compensation expense	6,394	6,069
Amortization of interest rate hedge	56	(241)
Amortization of financing costs	139	119
Deferred taxes	(664)	(1,708)
Changes in assets and liabilities:
Decrease in accounts receivable	52,015	2,869
Decrease/(increase) in unbilled revenue	11,796	(24,038)
Decrease in other receivables	3,227	5,782
Increase in prepayments and other current assets	(10,559)	(956)
(Increase)/decrease in other non-current assets	(616)	2,466
(Decrease)/increase in unearned revenue	(50,079)	19,232
(Decrease)/increase in other current liabilities	(17,307)	19,711
Decrease in operating lease liabilities	(7,531)	(7,947)
Increase in other non-current liabilities	1,196	529
Increase in income taxes payable	6,652	5,304
Decrease in accounts payable	(2,911)	(897)
Net cash provided by operating activities	111,920	142,760
Cash flows from investing activities:
Purchase of property, plant and equipment	(8,704)	(11,311)
Purchase of subsidiary undertakings	—	(47,333)
Cash acquired with subsidiary undertaking	—	10,170
Sale of available for sale investments	—	47,903
Purchase of investments in equity - long term	(599)	(187)
Net cash used in investing activities	(9,303)	(758)
Cash flows from financing activities:
Proceeds from exercise of equity compensation	5	867
Share issue costs	(5)	(3)
Repurchase of ordinary shares	—	(175,000)
Share repurchase costs	—	(140)
Net cash used in financing activities	—	(174,276)
Effect of exchange rate movements on cash	(467)	(5,663)
Net increase in cash and cash equivalents	102,150	(37,937)
Cash and cash equivalents at beginning of period	840,305	520,309
Cash and cash equivalents at end of period	$942,455	$482,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2020	52,788,093	$4,580	$617,104	$1,134	$(35,477)	$1,262,895	$1,850,236

Comprehensive income:
Net income	—	—	—	—	—	97,122	97,122
Currency translation adjustment	—	—	—	—	(19,151)	—	(19,151)
Currency impact of long term funding (net of tax)	—	—	—	—	(402)	—	(402)
Amortization of interest rate hedge	—	—	—	—	56	—	56
Total comprehensive income	—	—	—	—	(19,497)	97,122	77,625

Exercise of share options	—	—	—	—	—	—	—
Issue of restricted share units	70,097	5	—	—	—	—	5
Non-cash stock compensation expense	—	—	6,310	—	—	—	6,310
Share issuance costs	—	—	(5)	—	—	—	(5)
Share repurchase program	—	—	—	—	—	—	—
Share repurchase costs	—	—	—	—	—	—	—
Balance at March 31, 2021	52,858,190	$4,585	$623,409	$1,134	$(54,974)	$1,360,017	$1,934,171

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2021
1. Basis of presentation

    These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

    The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2020 (see note 2 - Significant accounting policies for impact of adoption of any new accounting standards). Operating results for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2021.
2. Significant accounting policies

Redeemable noncontrolling interests and equity

On May 23, 2019, ICON acquired a majority ownership interest in MeDiNova. Included in the purchase agreement are put and call option arrangements with the noncontrolling interest holders that require (put option) or enable (call option) ICON to purchase the remaining minority ownership at a future date. The option is accounted for as temporary equity, which is presented separately as redeemable noncontrolling interest on the Condensed Consolidated Balance Sheet. This classification reflects the assessment that the instruments are contingently redeemable in accordance with ASC 480-10-S99 'Distinguishing Liabilities from Equity'.

Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value is a reduction of net income attributable to the Group. Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest to its redemption value.

On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. On exercise of the call option, the noncontrolling interest is extinguished and a liability was recorded for the amount payable to the former noncontrolling interest holders. This liability was settled on July 17, 2020 for $43.9 million.

Financial assets - credit losses

    On January 1, 2020, the Group adopted ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (ASC 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the current incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates.

    The Group adopted ASC 326 using the modified retrospective method for all in scope financial assets. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The impact of transitioning to the new standard at January 1, 2020 was immaterial and no adjustment was recorded to retained earnings for the cumulative effect of adopting ASC 326.

    On transition to ASC 326, the Group has revised the methodology to calculate the allowance for credit losses. The Group's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Group's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Group monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example, expected delinquency level), and adjusts the allowance for credit losses as required.

    Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense in the Condensed Consolidated Statement of Operations. Losses are charged against the allowance when management believes the uncollectibility of a previously provisioned amount is confirmed.

Leases

    The new leasing standard (ASC 842 'Leases') was effective and adopted by ICON from January 1, 2019. ASC 842 'Leases' supersedes the requirements in ASC 840 'Leases' and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes.

    ICON adopted the new standard under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Operating lease liabilities and right-of-use assets of $106.5 million were recorded on the Condensed Consolidated Balance Sheet as at January 1, 2019.

    There was no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.
3. Revenue

    Revenue disaggregated by customer profile is as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)

Top client	$164,294	$81,267
Clients 2-5	229,900	203,741
Clients 6-10	124,098	88,191
Clients 11-25	141,124	124,618
Other	198,782	217,285

Total	$858,198	$715,102

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

    Accounts receivables and unbilled revenue are as follows:

	March 31, 2021	December 31, 2020
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$666,728	$722,420
Unbilled services (unbilled revenue)	416,352	428,684
Accounts receivable and unbilled revenue	1,083,080	1,151,104
Allowance for credit losses	(7,018)	(7,149)

Accounts receivable and unbilled revenue, net	$1,076,062	$1,143,955

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	March 31, 2021	December 31, 2020	$ Change	% Change

Unbilled services (unbilled revenue)	$416,352	$428,684	$(12,332)	(2.9)%
Unearned revenue (payments on account)	(610,477)	(660,883)	50,406	(7.6)%

Net balance	$(194,125)	$(232,199)	$38,074	(16.4)%

    Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

    Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

    Unbilled services as at March 31, 2021 decreased by $12.3 million compared to December 31, 2020. Unearned revenue decreased by $50.4 million over the same period resulting in an increase of $38.1 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2020 and March 31, 2021. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

    The credit loss expense and allowance for credit losses recognized on the Group's receivables and unbilled services was de minimis for the three months ended March 31, 2021 and March 31, 2020.

    As of March 31, 2021 approximately $6.5 billion (March 31, 2020: $5.4 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 42% of the unsatisfied performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Three Months Ended	Year Ended
	March 31, 2021	December 31, 2020
	(in thousands)
Opening balance	$936,257	$883,170
Current period acquisitions (Note 6)	—	27,191
Prior period acquisitions	—	123
Foreign exchange movement	(8,519)	25,773

Closing balance	$927,738	$936,257

6. Business combinations

Acquisitions – MedPass Group ("MedPass")

    On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. Accounting for the acquisition of MedPass was finalized in the period ended December 31, 2020.

    The acquisition of MedPass has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January 22,
2020
(in thousands)
Cash & cash equivalents	$10,170
Property, plant and equipment	45
Operating right of use assets	539
Goodwill *	27,191
Customer relationships	11,725
Order backlog	2,883
Accounts receivable	3,033
Prepayments and other current assets	158
Accounts payable	(368)
Unearned revenue	(989)
Other liabilities	(2,202)
Current lease liabilities	(219)
Non-current lease liabilities	(320)
Non-current deferred tax liability	(4,090)

Net assets acquired	$47,556

Cash outflows	$46,992
Working capital adjustment paid	564
Contingent consideration **	—

Total consideration	$47,556
* Goodwill represents the acquisition of an established workforce that specializes in medical device development and market access. None of the goodwill recognized is expected to be deductible for income tax purposes.
** The fair value of the contingent consideration was estimated at the date of acquisition as $Nil. Depending on performance of MedPass for the 12 month period ended December 31, 2020, the total consideration could have increased by a maximum of $6.7 million in contingent consideration. In January 2021, the contingent consideration was finalized and a value of $Nil was payable.

Acquisitions – CRN Holdings LLC (trading as Symphony Clinical Research ("Symphony"))

    On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering. Accounting for the acquisition of Symphony was finalized in the period ended September 30, 2020. The total consideration was $37.8 million and resulted in the recognition of $22.9 million in Goodwill.

The total consideration included $2.5 million in contingent consideration, which was dependent on Symphony meeting certain revenue targets. The fair value of the contingent consideration was estimated at the date of acquisition. On June 12, 2020 the contingent consideration was settled at its revised fair value in the amount of $0.5 million. The change in fair value has been recorded in the selling, general and administrative expense line of the Condensed Consolidated Statement of Operations in the year ended December 31, 2020.

Acquisitions – MeDiNova

    On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a 60% majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. Accounting for the acquisition of MeDiNova was finalized in the period ended June 30, 2020. The total consideration was $86.2 million and resulted in the recognition of $81.8 million in Goodwill.

The total consideration included $32.6 million to reflect the fair value of the redeemable noncontrolling interest. The fair value of the redeemable noncontrolling interest was estimated by applying an income based approach. The valuation approach used was based on the future earnings of the company times an appropriate earnings multiple. Effective from March 9, 2020, the noncontrolling interest was derecognized and a liability was recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million.

Acquisitions – MolecularMD Corp ("MMD")

    On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. Accounting for the acquisition of MMD was finalized in the year ended December 31, 2019. The total consideration was $42.2 million and resulted in the recognition of $22.4 million in Goodwill.

7. Equity method investments

The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare Limited ("Oncacare"). The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investments' in the Condensed Consolidated Statement of Operations. See additional details in note 2 - Significant accounting policies.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period commencing January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

The following table represents our equity method investments at March 31, 2021:

	Ownership Percentage	Carrying Value	Carrying Value
	March 31, 2021	March 31, 2021	December 31, 2020
		(in thousands)
Oncacare Limited	49%	$4,260	$4,534

The Company has invested $4.9 million in Oncacare, of which, $2.5 million has been paid with the remainder to be paid in the next twelve months.

The Company has recorded a loss of $0.3 million representing its pro rata share of the losses in Oncacare for the three month period ended March 31, 2021.

8. Restructuring

Restructuring charges

    No restructuring charge was recognized during the three months ended March 31, 2021 (March 31, 2020: $Nil).

Prior Period Restructuring charges

A restructuring charge of $18.1 million was recognized in the year ended December 31, 2020 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $11.4 million and office consolidation resulting in a charge for onerous lease obligations of $6.7 million, including the recognition of an impairment of right of use assets of $5.4 million and provision for other related costs of $1.3 million. No additional charge was recorded during the three months ended March 31, 2021.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$11,391	$6,698	$18,089
Utilization	(6,987)	(1,309)	(8,296)
Foreign exchange movement	—	325	325
Provision at December 31, 2020	4,404	5,714	10,118
Utilization	(1,753)	(631)	(2,384)
Foreign exchange movement	—	(5)	(5)
Provision at March 31, 2021	$2,651	$5,078	$7,729

Future minimum lease payments (including related costs), associated with the 2020 restructuring plan, under the non-cancelable onerous leases as at March 31, 2021 were as follows:

Minimum rental payments
(in thousands)
March 31, 2021
2021	$1,928
2022	1,907
2023	1,004
2024	140
2025	140
Thereafter	397
Total future minimum lease payments (including related costs)	5,516
Lease imputed interest	(438)
Total	$5,078

Prior Period Restructuring charges

    A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million. No additional charge was recorded during the three months ended March 31, 2021.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$9,684	$2,806	$12,490
Utilization	(5,399)	(672)	(6,071)
Provision at December 31, 2018	$4,285	$2,134	$6,419
Utilization	(3,554)	(1,228)	(4,782)
Provision at December 31, 2019	$731	$906	$1,637
Utilization	(731)	(276)	(1,007)
Provision at December 31, 2020	$—	$630	$630
Utilization	—	(48)	(48)
Provision at March 31, 2021	$—	$582	$582

    At March 31, 2021, $5.2 million is included within other liabilities and $3.1 million within non-current other liabilities.

9. Operating leases
    Lease costs recorded under operating leases for the three months ended March 31, 2021 and March 31, 2020 were as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Operating lease costs	$7,789	$8,089
Income from sub-leases	(211)	(268)
Net operating lease costs	$7,578	$7,821

    Of the total cost of $7.6 million incurred in the three months ended March 31, 2021 (March 31, 2020: $7.8 million), $7.0 million (March 31, 2020: $7.1 million) is recorded within selling, general and administration costs and $0.6 million (March 31, 2020: $0.7 million) is recorded within direct costs.

    During the three months ended March 31, 2021 and March 31, 2020, costs incurred by the Group related to variable lease payments was de minimis.

    Right-of-use assets obtained during the three months ended March 31, 2021 excluding early termination options, now reasonably certain to be exercised of $4.2 million, totaled $2.9 million (March 31, 2020: $4.3 million).

The weighted average remaining lease term and weighted-average discount rate at March 31, 2021 were 4.04 years and 2.54%, respectively.

    Future minimum lease payments under non-cancelable leases as of March 31, 2021 were as follows:

Minimum rental payments
(in thousands)
March 31, 2021
Due within 1 year	$25,393
Due between 1 and 5 years	47,653
Thereafter	7,449
Total future minimum lease payments	80,495
Lease imputed interest	(4,528)
Total	$75,967

    Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $23.8 million have been included in other liabilities as at March 31, 2021 (March 31, 2020: $24.8 million).

10. Income taxes
    Income taxes recognized during the three months ended March 31, 2021 and March 31, 2020, comprise:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Provision for income taxes	$16,148	$12,590

    As at March 31, 2021 the Company maintains a $19.3 million liability (December 31, 2020: $19.6 million) for unrecognized tax benefit, which is comprised of $18.8 million (December 31, 2020: $19.1 million) related to items generating unrecognized tax benefits and $0.5 million (December 31, 2020: $0.5 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

    The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2016 through 2020 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

11. Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share.

Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	52,811,460	53,348,355
Effect of dilutive share options outstanding	498,993	556,667
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	53,310,453	53,905,022

The reconciliation of net income attributable to the Group and net income attributable to the Group (including NCI redemption amount) as used to calculate net income per ordinary share attributable to the Group is as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Net income attributable to the Group	$97,122	$91,696
Noncontrolling interest adjustment to redemption amount	—	(4,522)
Net income attributable to the Group (including NCI redemption adjustment)	$97,122	$87,174

	Three Months Ended
	March 31, 2021	March 31, 2020
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic	$1.84	$1.63
Diluted	$1.82	$1.62

12. Share-based awards

Share Options

    On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

    On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.

    An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

    Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

    On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 0.4 million ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.

    Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Prior to 2018, share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at March 31, 2021 is eight years.

    The following table summarizes option activity for the three months ended March 31, 2021:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2020	553,746	$108.53	$31.63	4.86
Granted	95,287	$174.96	$48.36
Exercised	—	$—	$—
Canceled/expired	—	$—	$—

Outstanding at March 31, 2021	649,033	$118.28	$34.09	5.10

Exercisable at March 31, 2021	318,676	$92.36	$27.37	3.83

    The Company has outstanding options with fair values ranging from $11.78 to $48.36 per option or a weighted average fair value of $24.18 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2021 was 318,676. Fully vested share options at March 31, 2021 have an average remaining contractual term of 3.83 years, an average exercise price of $92.36 and a total intrinsic value of $33.1 million. The total intrinsic value of options exercised during the three months ended March 31, 2021 was $Nil (March 31, 2020: $3.5 million).

The following table summarizes the movement in non-vested share options for the three months ended March 31, 2021:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Non-vested outstanding at December 31, 2020	328,901	$125.89	$36.24

Granted	95,287	$174.96	$48.36
Vested	(93,831)	$114.50	$33.29
Forfeited	—	$—	$—

Non-vested outstanding at March 31, 2021	330,357	$143.28	$40.57

Fair value of Stock Options Assumptions

    The weighted average fair value of options granted during the three months ended March 31, 2021 and March 31, 2020 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
Weighted average grant date fair value	$48.36	$42.11
Assumptions:
Expected volatility	30%	28%
Dividend yield	—%	—%
Risk-free interest rate	0.73%	0.78%
Expected life	5 years	5 years

    Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

    On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

    On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2019 and 2020 vest over twelve months.

    The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the three months ended March 31, 2021:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2020	159,641	$137.64	1.14	341,424	$145.77	1.41

Granted	52,670	$174.96		61,190	$174.96
Shares vested	(42,074)	$115.11		(28,023)	$134.27
Forfeited	(2,334)	$112.03		(4,083)	$142.51

Outstanding at March 31, 2021	167,903	$157.19	1.56	370,508	$151.50	1.43

    The fair value of PSUs vested for the three months ended March 31, 2021 totaled $4.8 million (full year 2020: $5.3 million).

    The fair value of RSUs vested for the three months ended March 31, 2021 totaled $3.8 million (full year 2020: $14.3 million).

    The PSUs vest based on service and specified EPS targets over the periods 2018 – 2020, 2019 – 2021, 2020 – 2022 and 2021 - 2023. Depending on the amount of EPS from 2018 to 2023, up to an additional 83,334 PSUs may also be granted.

Non-cash stock compensation expense

    Non-cash stock compensation expense for the three months ended March 31, 2021 and March 31, 2020 has been allocated as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Direct costs	$2,055	$1,835
Selling, general and administrative	4,339	4,234

	$6,394	$6,069

Total non-cash stock compensation expense not yet recognized at March 31, 2021 amounted to $61.7 million. The weighted average period over which this is expected to be recognized is 2.43 years.

13. Share capital

    The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.

    On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. During the year ended December 31, 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million.

During the three months ended March 31, 2021, no ordinary shares were redeemed by the Company under this buyback program

    The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital reserve as required under Irish Company Law.

14 Business segment information

    The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

    The Company determines and presents operating segments based on the information that is provided to the CODM. The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.

    The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

    The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

    ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

    ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark up policy is reviewed annually to ensure that it is market appropriate.

    The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

    The Company's areas of operation outside of Ireland include the United States, United Kingdom, Austria, Belgium, Bulgaria, Czechia, France, Germany, Hungary, Italy, Latvia, Poland, Portugal, Romania, Russia, Serbia, Spain, Sweden, Switzerland, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, China (including Hong Kong), India, Israel, Japan, Malaysia, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand and South Africa.

    The geographical distribution of the Company’s segment measures as at March 31, 2021 and December 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Ireland *	$308,121	$314,972
Rest of Europe	120,354	102,431
U.S.	352,496	225,467
Rest of World	77,227	72,232

Total	$858,198	$715,102

* All sales shown for Ireland are export sales.

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Ireland	$88,912	$73,935
Rest of Europe	7,610	10,696
U.S.	13,237	13,891
Rest of World	6,255	7,769

Total	$116,014	$106,291

c) The distribution of long-lived assets (including right-of-use assets), net, by geographical area was as follows:

	March 31, 2021	December 31, 2020
	(in thousands)
Ireland	$110,595	$118,361
Rest of Europe	31,524	36,723
U.S.	62,832	65,152
Rest of World	35,432	38,668

Total	$240,383	$258,904

        d) The distribution of depreciation, amortization and reduction in carrying value of the right-of-use assets by geographical area was as follows:

	Three Months Ended
	March 31, 2021	March 31, 2020
	(in thousands)
Ireland	$9,039	$8,241
Rest of Europe	3,967	3,815
U.S.	8,548	8,639
Rest of World	2,966	2,955

Total	$24,520	$23,650

e) The distribution of total assets by geographical area was as follows:

	March 31, 2021	December 31, 2020
	(in thousands)
Ireland	$1,796,639	$1,675,980
Rest of Europe	661,674	671,218
U.S.	830,561	909,202
Rest of World	177,702	179,206

Total	$3,466,576	$3,435,606

15. Impact of change in accounting policies

ASC 326 Financial Instruments - Credit Losses

    ASU 2016-13 'Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments' (ASU 2016-13) was effective, and adopted by the Group, from January 1, 2020. Primarily, ASU 2016-13 introduces an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The objectives of previous loss methodologies for instruments within the scope of this update generally delayed recognition of the full amount of credit losses until the loss was probable of occurring. Under ASU 2016-13, losses reflect an entity’s current estimate of all expected credit losses including, in addition to the consideration of past events and current conditions, as under the current guidance, incorporating the use of forecast information to provide more timely and accurate credit loss estimates. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with ASC 842 on leases.

In addition, ASC 326 changed the accounting for available-for-sale (AFS) debt securities to require credit losses to be presented as an allowance rather than as a write-down to align the income statement recognition of credit losses on AFS debt securities with the reporting period in which the changes occur.

    The Group adopted ASC 326 using the modified retrospective method on January 1, 2020. The adoption of ASC 326 did not have a material impact on the Group and there was no impact of adopting ASC 326 on opening balances at January 1, 2020.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

    The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

    We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At March 31, 2021 we employed approximately 16,070 employees, in 89 locations in 43 countries. During the three months ended March 31, 2021 we derived approximately 41.1%, 49.9% and 9.0% of our revenue in the United States, Europe and Rest of World respectively.

    As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

    Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

    Our unsatisfied performance obligation consists of potential revenue yet to be earned from projects awarded by clients. At March 31, 2021 we had unsatisfied performance obligations of approximately $6.5 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our remaining or unrealized performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.

    Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

    In addition to translation exposures, we are also subject to transaction exposures when the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.

    As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

    The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	March 31, 2021	March 31, 2020	2020 to 2021
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	20.0%

Costs and expenses:
Direct costs	73.0%	70.7%	23.9%
Selling, general and administrative	11.5%	12.2%	13.0%
Depreciation	1.5%	1.5%	11.5%
Amortization	0.5%	0.7%	(4.6)%

Income from operations	13.5%	14.9%	9.1%

Three Months Ended March 31, 2021 compared with Three Months Ended March 31, 2020

Revenue

	Three Months Ended March 31,		Change
(dollars in thousands)	2021	2020	$	%
Revenue	$858,198	$715,102	$143,096	20.0%

Revenue for the three months ended March 31, 2021 increased by $143.1 million, or 20.0%, to $858.2 million, compared to $715.1 million for the three months ended March 31, 2020. Revenue increased by 17.9% in constant currency and increased by 17.8% in constant dollar organic terms. The increase in revenues in the three months ended March 31, 2021 is due to the continued recovery from the impact the COVID-19 global pandemic has had on operations including; our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel.

    During the three months ended March 31, 2021 we derived approximately 41.1%, 49.9% and 9.0% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended March 31, 2021, $394.2 million or 45.9% of our revenues were derived from our top 5 customers. Revenue from our largest customer contributed 19.1% of revenue for the quarter. Revenue from our second largest customer contributed 11.1% of revenue for the quarter. This reflects the operation of significant COVID-19 trials during the quarter for these customers. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers, which over time will result in a reduction in concentration of revenues from our top 5 customers.

    Revenue in Ireland for the three months ended March 31, 2021 decreased to $308.1 million compared to $315.0 million for the three months ended March 31, 2020. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 14 - Business segment information for further details). Revenue in our Rest of Europe region increased to $120.4 million compared to $102.4 million for the three months ended March 31, 2020. Revenue in the Rest of World region increased to $77.2 million compared to $72.2 million for the three months ended March 31, 2020. Revenue in the U.S. region increased to $352.5 million from $225.5 million for the three months ended March 31, 2020 driven by the operation of significant COVID-19 trials during the quarter in this region.

Direct costs

	Three Months Ended March 31,
(dollars in thousands)	2021	2020	Change
Direct costs	$626,244	$505,293	$120,951
% of revenue	73.0%	70.7%	23.9%

    Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Direct costs for the three months ended March 31, 2021 increased by $121.0 million, or 23.9%, to $626.2 million compared to $505.3 million for the three months ended March 31, 2020. The increase in direct costs relates to an increase in third party investigator and other reimbursable costs, an increase in personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs were 73.0% for the three months ended March 31, 2021 compared to 70.7% for the three months ended March 31, 2020. The increase in direct costs as a percentage of revenue reflect the different activity mix for the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Selling, general and administrative expenses

	Three Months Ended March 31,
(dollars in thousands)	2021	2020	Change
Selling, general and administrative expenses	$98,535	$87,196	$11,339
% of revenue	11.5%	12.2%	13.0%

Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. Selling, general and administrative expenses also includes $12.5 million relating to the transaction costs incurred associated with the PRA merger. Selling, general and administrative expenses for the three months ended March 31, 2021 increased by $11.3 million, or 13%, to $98.5 million, compared to $87.2 million for the three months ended March 31, 2020. As a percentage of revenue, selling, general and administrative expenses decreased to 11.5% compared to 12.2% for the three months ended March 31, 2020. Excluding transaction costs, the selling, general and administrative expenses for the three months ended March 31, 2021 decreased by $1.2 million, or 1.3%, to $86.0 million, compared to $87.2 million for the three months ended March 31, 2020.

Depreciation and amortization

	Three Months Ended March 31,
(dollars in thousands)	2021	2020	Change
Depreciation	$12,722	$11,413	$1,309
% of revenue	1.5%	1.5%	11.5%
Amortization	$4,683	$4,909	$(226)
% of revenue	0.5%	0.7%	(4.6)%

    Depreciation expense arises principally from investment in facilities, information systems and equipment to support the Company’s growth. Depreciation expense for the three months ended March 31, 2021 increased by $1.3 million, or 11.5%, to $12.7 million compared to $11.4 million for the three months ended March 31, 2020. As a percentage of revenue the depreciation expense was 1.5%, which is consistent with the three months ended March 31, 2020.

Amortization expense represents the amortization of intangible assets acquired on business combinations. Amortization of intangibles for the three months ended March 31, 2021 decreased by $0.2 million, or 4.6%, to $4.7 million compared to $4.9 million for the three months ended March 31, 2020. As a percentage of revenue, amortization expense decreased to 0.5%, compared to 0.7% for the three months ended March 31, 2020. The decrease in the amortization expense for the three months ended March 31, 2021 was driven by certain intangible assets becoming fully amortized over the last year.

Income from operations

	Three Months Ended March 31,
(dollars in thousands)	2021	2020	Change
Income from operations	$116,014	$106,291	$9,723
% of revenue	13.5%	14.9%	9.1%
Income from operations (excl. transaction costs)	$128,515	$106,291	$22,224
% of revenue (excl. transaction costs)	15.0%	14.9%	20.9%

    Income from operations for the three months ended March 31, 2021 increased by $9.7 million ($22.2 million excluding transaction costs), or 9.1%, to $116.0 million ($128.5 million excluding transaction costs) compared to $106.3 million for the three months ended March 31, 2020. As a percentage of revenue, income from operations decreased to 13.5% (increased to 15.0% excluding transaction costs) compared to 14.9% of revenue for the three months ended March 31, 2020.

    Income from operations in Ireland increased to a profit of $88.9 million compared to a profit of $73.9 million for the three months ended March 31, 2020. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 14 - Business segment information for further details). Income from operations in our Rest of Europe region decreased to $7.6 million compared to $10.7 million for the three months ended March 31, 2020. Income from operations in our Rest of World region decreased to $6.3 million compared to $7.8 million for the three months ended March 31, 2020. Income from operations in the U.S. region decreased to $13.2 million compared to $13.9 million for the three months ended March 31, 2020.

Interest income and expense

	Three Months Ended March 31,		Change
(dollars in thousands)	2021	2020	$	%
Interest income	$257	$1,809	$(1,552)	(85.8)%
Interest expense	$(2,727)	$(3,181)	$454	(14.3)%

Interest income for the three months ended March 31, 2021 decreased to $0.3 million, compared to $1.8 million for the three months ended March 31, 2020. Interest expense for the three months ended March 31, 2021 decreased to $2.7 million ($2.4 million excluding transaction related costs), compared to $3.2 million for the three months ended March 31, 2020.

Income tax expense

	Three Months Ended March 31,		Change
(dollars in thousands)	2021	2020
Income tax expense	$16,148	$12,590	$3,558
Effective income tax rate	14.2%	12.0%	28.3%
Income tax expense (excl. transaction costs)	$16,432	$12,590	$3,842
Effective income tax rate (excl. transaction costs)	13.0%	12.0%	30.5%

    Provision for income taxes increased to $16.1 million ($16.4 million excluding transaction costs), compared to $12.6 million for the three months ended March 31, 2020. The Company’s effective tax rate for the three months ended March 31, 2021 was 14.2% (13.0% excluding transaction costs) compared with 12.0% for the three months ended March 31, 2020. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

    The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

    Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2020	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance March 31, 2021
	$ (in thousands)
Cash and cash equivalents	840,305	—	102,617	—	(467)	942,455
Available for sale investments	1,729	—	—	—	—	1,729
Private placement notes	(348,477)	—	—	(115)	—	(348,592)

	493,557	—	102,617	(115)	(467)	595,592

    The Company’s cash and short term investment balances at March 31, 2021 amounted to $944.2 million compared with cash and short term investment balances of $842.0 million at December 31, 2020. The Company’s cash and short term investment balances at March 31, 2021 comprised of cash and cash equivalents of $942.5 million and short-term investments of $1.7 million. The Company’s cash and short term investment balances at December 31, 2020 comprised of cash and cash equivalents of $840.3 million and short-term investments of $1.7 million.

    On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes matured on December 15, 2020. Interest payable was fixed at 3.64%, and was payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes were guaranteed by ICON plc. The 2015 Senior Notes matured on December 15, 2020 and were repaid in full.

On December 8, 2020, ICON Investments Five Unlimited Company issued new senior notes, '2020 Senior Notes' for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million which will mature on December 8, 2023 and Series B Notes of $75.0 million which will mature on December 8, 2025. Interest payable on the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes respectively. The interest is payable semi-annually on the 2020 Senior Notes on each June 8 and December 8, which will commence on June 8, 2021. The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow on maturity in July 2020 of $0.9 million, representing the realized loss on the interest rate hedge.

In connection with the Merger Agreement to acquire PRA, the Company will be required to repay the 2020 Senior Notes prior to the draw down of funding to acquire PRA. The funding to replace the 2020 Senior Notes and acquire PRA will consist of a senior secured revolving credit facility in an aggregate principal amount of up to $300.0 million and a senior secured bridge loan facility in an aggregate principal amount of up to $6,060.0 million. The 2020 Senior Notes will continue to be presented as non-current until the occurrence of any contractual event which alters this arrangement.

    On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions. The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. No amounts were drawn at March 31, 2021, or at December 31, 2020, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at March 31, 2021 and at December 31, 2020 were $150.0 million.

Cash flows

Net cash from operating activities

    Net cash provided by operating activities was $111.9 million for the three months ended March 31, 2021 compared with cash provided by operating activities of $142.8 million for the three months ended March 31, 2020. This reflects the movements in working capital balances in the period. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers. A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at March 31, 2021 was 49 days compared with 57 days at December 31, 2020 and 74 days at March 31, 2020. This reflects the timing of cash collections.

Net cash used in investing activities

    Net cash used in investing activities was $9.3 million for the three months ended March 31, 2021 compared to net cash used in investing activities of $0.8 million for the three months ended March 31, 2020. During the three months ended March 31, 2021, capital expenditure of $8.7 million was made mainly relating to investment in facilities and IT infrastructure. In addition, $0.6 million was used for the purchase of investments in equity.

Net cash used in investing activities during the three months ended March 31, 2020 was largely attributable to cash outflows on the acquisition of MedPass of $47.0 million on January 22, 2020, cash outflows of $0.3 million in relation to the working capital adjustment on the acquisition of Symphony which was acquired on September 24, 2019. These were offset in part by cash acquired of $10.2 million. In addition capital expenditure of $11.3 million was made which was mainly comprised of investment in facilities and IT infrastructure. In addition $0.2 million was used for the purchase of investments in equity. During the three months ended March 31, 2020 $47.9 million was generated by the sale of short term investments.

Net cash used in financing activities

    Net cash used in financing activities during the three months ended March 31, 2021 amounted to $Nil compared to net cash used in financing activities of $174.3 million for the three months ended March 31, 2020. Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $Nil during the three months ended March 31, 2021. In addition, $Nil was received by the Company from the exercise of share options. During the three months ended March 31, 2020, $175.0 million was recognized in relation to the Company's share repurchase program. In addition, $0.9 million was received by the Company from the exercise of share options.

Net cash outflow

    As a result of these cash flows, cash and cash equivalents increased by $102.2 million for the three months ended March 31, 2021 compared to a decrease of $37.9 million for the three months ended March 31, 2020.

Inflation

    We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal proceedings

On April 20, 2020, an individual named Chrystal Miller (“Miller”) who previously worked for a subsidiary of the Company, ICON Clinical Research LLC (“ICON Clinical”), filed a putative class action lawsuit, Chrystal Miller v. ICON plc et al., in the Superior Court of California, County of San Mateo. Her lawsuit was brought against the Company, ICON Clinical, DOCS Global, Inc., a subsidiary of the Company, and an individual former employee of ICON Clinical (collectively, “the ICON defendants”). The complaint alleges that the ICON defendants violated the California Labor Code and the California Business & Professions Code by failing to pay overtime wages, provide meal and rest periods, provide accurate, itemized wage statements, and timely pay all final wages to Clinical Research Associates employed in California since April 20, 2016. The suit seeks monetary damages, interest, injunctive relief, and attorneys’ fees and costs. On June 22, 2020, the case was removed to the U.S. District Court, Northern District of California. On November 4, 2020, the federal court remanded the case to San Mateo Superior Court. On December 23, 2020, ICON Clinical filed a cross-complaint against Miller alleging causes of action for fraud, negligent misrepresentation, conversion, breach of contract, and accounting. The ICON defendants deny the allegations that they have acted unlawfully and are vigorously defending the lawsuit.

We do not expect the Miller litigation or any other litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Forward-Looking Statements

    Certain statements contained herein are forward looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on February 24, 2021 for risks and uncertainties facing the Company.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	April 30, 2021	Brendan Brennan
Chief Financial Officer